UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LG Display Co., Ltd.

(Exact name of registrant as specified in its charter)

The Republic of Korea	1-32238	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

LG Twin Towers
128 Yeoui-daero, Yeongdeungpo-gu Seoul 150-721, The Republic of Korea	Seoul 150-721
(Address of principal executive offices)	(Zip Code)

Suk Heo

LG Display Co., Ltd. Investor Relations Team

+82-2-3777-1010

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01:	Conflict Minerals Disclosure and Report

A company is required to file Form SD pursuant to Rule 13p-1 promulgated under the Exchange Act if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products. These minerals consist of columbite-tantalite (also referred to as “coltan”), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold and are referred to as “conflict minerals” (also referred to herein as “3TG minerals”) regardless of the geographic origin of the minerals and whether or not they fund armed conflict.

LG Display Co., Ltd. (together with its consolidated subsidiaries, also referred to herein as “we” or “our”) manufactures display products for which we have determined that 3TG minerals are necessary to the functionality or production of those products. Accordingly, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) with respect to 3TG minerals contained in those products manufactured in 2014. We believe our RCOI was reasonably designed to determine whether any 3TG minerals contained in our display products originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

As a result of the RCOI, we determined that a Conflict Minerals Report, which is attached as an exhibit hereto and also publicly available on our website at www.lgdisplay.com, was required.

Item 1.02:	Exhibit

A Conflict Minerals Report is attached as Exhibit 1.01 to this report.

SECTION 2 – EXHIBITS

Item 2.01:	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LG Display Co., Ltd. (Registrant)

By:	/S/ DONGSOO KIM	Date: June 1, 2015
Dongsoo Kim
Head of Purchasing Group

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report

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